June 17, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Sherry Haywood

Re: Transphorm, Inc.
Registration Statement on Form S-1
File No. 333-238864

Acceleration Request
Requested Date: June 19, 2020
Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Transphorm, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-238864) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Erika Muhl at (650) 849-3352.

              Sincerely,

TRANSPHORM, INC.

/s/ Cameron McAulay
Cameron McAulay
Chief Financial Officer

cc: Mario Rivas
        Transphorm, Inc.

Mark Bertelsen
Erika Muhl
Wilson Sonsini Goodrich & Rosati, P.C.